SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first paragraph of the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: August 9, 2013

Press Release

For Immediate Release

OTI Increases Focus on Contactless Technology Solutions with
Divestiture of Parx France Operations

Rosh Pina, Israel - August 9, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless transactions and near-field communication, has divested the operations of Parx France, a distributor of EasyPark electronic parking solutions in French speaking markets for OTI’s subsidiary, Parx Ltd.

Parx France was acquired by two local private investors and will be joined by the existing manager of Parx France. As part of the consideration, Parx France is required to continue using OTI’s patented EasyPark solutions on an exclusive basis for an initial period of at least seven years. OTI will receive 25% of Parx France’s profits on an EBITDA basis.

Parx France will retain its exclusive distribution rights to France, Belgium, Luxembourg, Switzerland, and several domestic and overseas French Territories, subject to certain commercial terms. OTI will retain its intellectual property related to the EasyPark system, and will provide to Parx France the full suite of its parking products, including the EasyPark in vehicle meter device and EasyPark Mobile service.

“This divesture demonstrates how we are refocusing Parx Ltd. as a business-to-business provider by establishing strong local business partners and parking operators in each market, rather than implementing the business-to-consumer approach we have taken in some of our markets,” said Ofer Tziperman, CEO of OTI. “Parx Ltd. will continue to serve the market through a network of local parking operators, like Parx France. With this approach, we believe will be able to expand faster and into more new territories.”

The new owners of Parx France bring to the organization valuable knowledge of France’s parking and payment industries, which will help them to expand the already successful marketing and sales activities of the EasyPark product line in the French-speaking countries.

“The divestiture of Parx France also marks an important step in executing OTI’s new overall strategic plan of reducing unnecessary costs and focusing on our core business of providing contactless transaction technology and solutions,” said Ofer Tziperman, CEO of OTI. “We anticipate the divestiture will help conserve cash by reducing our annual operating expenses by more than $800,000, while allowing Parx Ltd. to continue selling our patented EasyPark solutions through Parx France under new ownership in diverse European markets and the opportunity to share in future profits.”

About On Track Innovations
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, national electronic ID systems, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. The EasyPark parking solution is sold around the world via OTI's subsidiary Parx Ltd. For more information about OTI, visit www.otiglobal.com. For more information about Parx Ltd. visit www.parxglobal.com.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding future reduction of operating expenses, future sales of OTI’s products to Parx France, refocusing of OTI’s business as a business to business provider and expansion into new territories.  The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com